Exhibit 11.1
GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A. DE C.V.
SUBSIDIARIA DE EMPRESAS ICA, S.A. DE C.V.
BUSINESS ETHICS AND CONDUCT CODE
Introduction
This Business Ethics and Conduct Code is a guide that promotes honesty and ethical behavior and it shall be applicable to all Supervision and Direction personnel (the Officers) of Grupo Aeroportuario del Centro Norte, S.A. de C.V. (OMA), and its Subsidiaries.
The officers of OMA are committed, without concession, in everything they do and in the manner they relate with one another and with outsiders to the Company. Notwithstanding the legal standards of the Code contain provisions derived from the Securities Market Law, the bylaws of the Convention of the Organization for Economic Co-operation and Development (OECD) and from provisions contained in the Sarbanes Oxley Act; in some cases they go beyond the legal obligations. In this regard, the Code reflects the values defining the Company and its interest to prevent any circumstance that may derive in a conduct that is or seems improper. The standards of this Code may be better explained in detail or implemented through observance manuals, including those related to specific areas for the operation of OMA. This Code is available in our inner net (intranet), and at the General Counsel’s and at the Human Resources’ offices.
Each one of the officers is personally responsible of making sure that decisions and actions of the operation of OMA comply at all times with the text and spirit of this Code. Given the speed of the changes of the industry, no set of legal provisions may be considered as the last word in every circumstance. Whenever any doubt may arise in connection with the application of any legal provision or no precedent of a specific situation involving an ethical issue may exist, orientation must be requested at the General Counsel’s Office of OMA and Human Resources offices. Further, every officer is under obligation to report other people’s behavior whenever such behavior seems to

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violate this Code, any other observance policy or procedure of the Company.
All supervision and direction personnel including the officers and members of the Board of Directors of OMA are bound to proceed in all cases, under the standards of this Code, both orally and factually. It is expected that the Supervision and Directive personnel promote and adhere to the “open door” policy. This means to be available to any employee or officer having any concerns, questions or complains on ethical issues. These may also be taken before any regular member of the Board of Directors of OMA, whether an officer of the Company or an independent director. Any concerns, questions or complaints shall be received and handled with promptness, confidentiality and professionalism. No reprisals are to be taken against any employee who may submit any concern, question or claim in good faith.
BUSINESS ETHICAL AND CONDUCT STANDARDS
The following conduct standards shall apply to all officers. Any violations to the aforementioned standards shall result in an immediate disciplinary action that may include termination of employment with cause.
Observance of the Laws
It is the OMA’s policy to be recognized as an entity that honors the legal provisions. Regardless of the place where OMA makes business, it is necessary that the OMA’s officers comply with the laws, rules and other applicable provisions. The officers are also responsible for the fulfillment of agreements, copyright concessions, licenses, patents confidentiality agreements and any other contractual obligation undertaken. The provision of this Code shall be interpreted in the light of the law and practices of the countries where the Company conducts its business, as well as with common sense. There is no excuse for the violation of this Code; the reasons “because everybody does it” or “it’s not illegal” are not acceptable.
Conflict of Interests
OMA acknowledges and honors the rights of the officers to participate in activities of private nature that do not imply any conflict of interests with OMA in any manner whatsoever or that may derive in

BUSINESS ETHICS AND CONDUCT CODE
the detriment of the same. No officer shall participate in any activities or establish relations that may be interpreted as a conflict of interests or that may be reflected in a negative manner in the officer’s loyalty towards OMA.
A conflict of interests occurs at the moment when the personal interests interfere with any of the OMA’s interests.
OMA, in order to conduct its operations effectively, has to be sure of the loyalty of its officers. Hence, the officers shall refrain from establishing relations that may affect their judgment in regard to what is best for the Company. Any relations that may appear as a conflict of interests shall be avoided. These norms may not be avoided even when acting through a third party out of the OMA.
Conflict of interests may arise in many manners. For example, personal financial interests, obligations with other Company or Governmental Entity or the desire to help a third party, including family members or friends, are cases that might divide the loyalty of any officer. In order to better understand the most common cases of the conflict of interests, several specific standards are presented.
Any officer who may believe that it is not possible to prevent a conflict of interest in a particular situation, must disclose in writing the whole circumstances surrounding the case and address it to his or her boss, who shall in turn submit it to the General Counsel’s office, and whenever necessary, the General Counsel shall submit it to the Audit Committee.
Conflict of interests with third parties derived from professional services
OMA’s officers are not allowed to work for or receive any compensation whatsoever derived from services provided to any client, distributor or supplier of the Corporation. Further, they may not act as members of the Board of Directors of other companies, or as officials of any governmental office without the prior approval of the OMA’ General Counsel. Many of these situations may represent a conflict of interests. Even if the approval is granted, the officers shall be careful in their acting in order to clearly separate the OMA’s activities from those that are not. The General Counsel’s office of the

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Company shall cooperate in the determination of those actions that may be carried out.
Conflict of interests derived from investments.
The officers may not invest in companies or transactions of any competitor, client, distributor, or supplier of the Corporation, different from the transactions with bonds or shares of public companies, and they may not speculate or trade with materials, equipment, provisions, goods or services purchased by OMA. Furthermore, the officers may not invest in any shares or securities of any competitor, client, distributor or supplier, if these investments had any influence, or may appear to have any influence, in their activities in the name of OMA. In case of doubt on how to perceive an investment, the General Counsel’s office shall be consulted.
Conflict of interests derived from the use of Company time and assets in their own benefit
Officers shall not be authorized to carry out any work other than the OMA’s, to carry out such work within the facilities of the same or within the work schedule, including any paid leave. The use of the OMA’s assets (equipment, materials, resources or information owned by the Company) shall not be allowed for the completion of any external work or for personal use.
Conflict of interests due to loans granted to employees
The loans granted to officers and the OMA’s collateral securing obligations of officers undertaken for personal reasons may also constitute a conflict of interests. Such loans are legally forbidden in the case of the members of the Board of Directors and executive officers. It is the general policy of the Company that such loans and collaterals are not granted to employees.
Conflict of interests derived from third parties’ courtesies and gifts
The gifts and courtesies accepted by officers or members of their families may constitute a conflict of interests. Although gifts equivalent to a maximum amount of 25 minimum salaries in effect in the Federal District are allowed, it is forbidden to accept anything else

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that may be reasonably considered as to affect their good judgment or that may signify any understanding whether express or implied that the beneficiary becomes obliged in any manner to do something in return. Accordingly, the officers may accept courtesies, provided such courtesies do not surpass whatever is reasonable within the business context, and further provided it may lead to the benefit of OMA. It is strictly forbidden to officers to solicit gifts, gratifications or business courtesies for themselves or for any of their family members, friends or third parties.
Conflict of interests derived from relations with family members and friends.
OMA’s conduct standards do not intend to interfere in the private life of the officers. Notwithstanding the foregoing, situations may arise, where the relations with family and friends constitute conflicts of interests.
It is not allowed for officers to supervise, review or influence the evaluation of the work or salary of their close family members. The officers that have family members or friends that work for companies seeking the supply or actually supplying goods or services to OMA may not use their personal influence to affect the negotiations. The officers having family members and friends working for the competitors shall refrain from providing information on OMA, as well as from receiving and transferring information of the competitors inside OMA.
Conflict of interests derived from public activities
We encourage the officers to participate in civic activities in their communities, including activities related to education and philanthropy. When doing so and when giving any public release, they should clarify that their viewpoints are personal and not the Company’s. The participation in or the service to the community may also create situations where conflicts of interests could arise. This may occur, for instance, whenever the community is negotiating with OMA any goods or services or any other business. The Law may request the officer to refrain from taking any decisions when these circumstances exist, depending of his position in OMA and other factors. Before taking such

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decision, the officer should look for advise from the Representative of the Community and the OMA’s General Counsel. In the event the officer refrains from taking such decision, he or she shall explain his or her action is intended to avoid a possible conflict of interest or the appearance of the same. No officer may perform any service request whatsoever that is not related to the OMA’s business or any that is to be carried out in its facilities, without the approval of his or her boss.
No political contributions may be made as the OMA’s representative. No lobbying activities or any other activity appearing as such may be carried out before any governmental agency or public officer, for personal or third parties’ benefit, using the OMA’s name.
Use of position and relations in their own benefit
The officers shall not appropriate for themselves or for any other person or organization of the benefit of any company with which they hold relations, of any actual or potential opportunity they become aware in the performance of their employment and that relates with the kind of business conducted by OMA, without the prior approval of the same. It is not allowed for the officers to compete directly or indirectly with OMA. The officers shall be obliged to promote the legitimate interests of the Company provided the opportunity to do so arises.
Abuse of Privileged Information
In the course of their duties, the officers may have access to information of OMA or other companies that is not available to the general public. It is strictly forbidden to use non-public information or internal information with the purpose of negotiating stock or other securities, whether by the officers themselves or by their family members or by any other person to whom the officer may have provided information. It is not only unethical but also illegal and could result in civil and criminal sanctions for the officer in question.
The laws forbid negotiating stock or other securities of OMA, to whom may possess any relevant non-public information. Usually, it is defined as relevant information any information that may influence a good faith investor, to purchase, sell or keep stock or other securities. The relevant information may include financial results, financial projections, possible mergers, acquisitions or de-investments, material development of products or services and important changes in the direction of OMA. The laws forbid to whom

BUSINESS ETHICS AND CONDUCT CODE
may possess relevant non-public information, to use it to provide evidence to anyone that may negotiate with such information.
The violation to the stock exchange laws results in civil and criminal sanctions, including economic sanctions or physical detention. The officers, who may not be sure of the legal interpretation ruling the purchase and sale of securities, shall consult the OMA’s General Counsel before negotiating stock or other securities. Any officer who participates in negotiations by utilizing privileged information shall be subject to an immediate termination of employment with cause.
Confidential Information and Patents.
Information is a valuable asset of OMA. All the officers are bound to safeguard the confidential information or property of OMA, as well as the information that clients and suppliers have entrusted to them. In general terms, the confidential and proprietary information that has not been disclosed to the general public, that gives OMA an advantage over its competitors or that may expose OMA to damages and losses, when disclosed in advance or inappropriately, such as formulas, patents, registered trademarks, technology and exclusive processes, constructive processes, alternative processes to be proposed to clients, as well as financial information, corporate strategy and confidential information on relations with clients and suppliers among others. Any officer, who may not be sure as to what information is to be treated as confidential or proprietary, shall consult his or her boss or the OMAy’s General Counsel.
All officers shall be aware, at all times, that it is their duty to protect the confidential or proprietary information. In no event may they discuss any confidential or proprietary information in public places. They may not disclose any confidential or proprietary information to third parties, without the express approval of the OMA’s General Counsel, unless a competent authority requires this.
The obligation of preserving the confidential and proprietary information of OMA is not limited to the period of permanency in the same. Said obligation shall survive, even after they left OMA.
Fair treatment
OMA is committed to treat all its clients, suppliers, competitors, officers and employees in a fair and honest manner.

BUSINESS ETHICS AND CONDUCT CODE
Fair treatment to Clients
To do business with clients in a fair and honest manner means that negotiations must be based on the quality of our products and services and in our capacity to fulfill our undertakings. Whenever it is required that the products or services meet our clients’ specifications, it is forbidden that officers utilize false data or manipulate data in such manner as to pretend they do, even if it is not true. It is also against the OMA’s policies to refuse to deal with clients that are also acquiring products or services from our competitors. Violation to this policy may also constitute a violation to the competence or anti-trust laws. The officers in charge of invoicing the clients are obliged to reflect in such invoices, in an accurate manner, the cost of the services or products in the terms agreed in every negotiation.
The officers may not offer the clients any benefit, reward or premium expressly forbidden by the laws or the OMA’s policies and proceedings. When doing business it is permitted to carry out marketing and advertising procedures of common use, including the traditional promotional events, provided however they do not infringe the law nor expose OMA to any contingency.
Fair treatment to Suppliers
Doing business in a fair and honest manner with suppliers means that the officers in charge of making the purchases or hiring services for OMA do it in an objective manner. Suppliers shall be selected on the basis of price, quality and characteristics of the goods or services. The officers shall not accept or seek any benefit from an actual or potential supplier that may alter their judgment or that may appear as such. It is also contrary to the Company’s policies to condition suppliers to stop doing business with competitors or to condition them to purchase the OMA’s products or services in order to continue doing business with them. Failure to comply with this policy may also result in a violation to the competence or anti-trust laws.
Fair treatment to Competitors
It is the OMA’s policy to compete only on the basis of the merits of its products or services. Accordingly, any false or misleading representations about competitors or any insinuation about the same

BUSINESS ETHICS AND CONDUCT CODE
or in connection with their products or services shall be forbidden. Any comparison of the OMA’s products or services with those of our competitors shall be precise and supported with facts.
The use of illegal or non-ethical means by officers to obtain information on competitors is forbidden. This includes the appropriation of business proprietary or confidential information or any attempt to induce the disclosure of such information to employees or former employees of the corporations, by adopting a false identity or by any other means. If any officer has any doubt as to the legality of the information he or she possesses or as to the manner it was obtained he or she must consult the OMA’s General Counsel’s office. The officers shall treat the information related to competitors with sensibility and discretion. This information must be available only in an adequate legal and ethical context, and opened only to those officers having a legitimate need of knowing it.
Limitations to Competitiveness
The majority of the countries have laws that regulate the forms in which OMA may compete. The purpose of these laws, sometimes known as competence or anti-trust laws is to prevent the interference with a free-competence market. Under these laws, the corporations or individuals are not allowed to agree in a formal or informal manner with other companies or individuals, or to commit to other activities that may limit free competence. Illegal practices may include, among others, to fix prices, allocate clients or territories, or to illegally use a controlling position in the market.
It is forbidden to officers to comment sensitive information with competitors, such as price policies, competitive bidding and contractual terms, alternatives of processes to be proposed to clients, unitary prices, costs, inventories, products or marketing plans, constructive processes, marketing research and other non-public or confidential information. Such comments or any cooperation with a competitor on competitively sensitive business may be illegal. Under certain circumstances, however, officers are allowed to discuss confidential information with competitors, with the prior approval of the OMA’s General Counsel’s office. The officers are required to report OMA’s General Counsel as soon as possible any situation where any competitor would have mentioned any of these matters or has suggested the cooperation with respect to any of such matters.

BUSINESS ETHICS AND CONDUCT CODE
Fair treatment to Employees
OMA acknowledges that its officers and employers are its most valuable asset. OMA treasures the contribution each one makes and it is committed to treat them with respect. This includes the preservation of the confidentiality of the records of officers and employers, to refrain from interfering in their privacy and to support to the maximum level possible the aspirations of these in the work place.
Austerity
It is OMA’s policy to operate in an austere but decorous manner, through the efficient use of resources, limiting the useless or superfluous expense.
Protection and Proper Use of OMA’s assets and other resources
The success of OMA requires the commitment by all its officers and employees, of giving an adequate assignment and use to its tangible or intangible assets. For these purposes, OMA’s assets include equipment, supplies, real estate, tools, inventories, cash, equipment and computing systems, computing packages, computer data, vehicles, records or reports, non-public information, intellectual property or other sensitive information or materials, voice mails, electronic or telephonic communications, as well as any of OMA’s funds in any manner. The officers and employees are obliged to protect OMA’s assets against losses, damages, misuse, theft or sabotage, as well as to make sure of the efficient use of OMA’s assets. OMA’s assets shall be utilized only for business purposes. The Administration shall approve any OMA’s use of assets or services for any use other than for its own benefit.
Adequate books and records
The laws require OMA to verify that its books and records reflect in a correct and clear manner and with reasonable detail, the acknowledgement of its transactions and composition of its assets. It is a violation to OMA’s policy and it is also illegal, that any officer influences or acts in such manner as to affect the correctness of the

BUSINESS ETHICS AND CONDUCT CODE
books and records of OMA. The officers must not participate or favor the creation of misleading, deceitful or false records.
It is expected that officers fully cooperate in the activities pertaining to the in-house or external auditors of OMA. Particularly, all the officers and employees of OMA shall strictly respect them.
Access to OMA’s Assets, transactions under approval and their recording
Access shall only be permitted under the specific or general authorization of the Administration. Transactions shall be carried out in accordance with the specific or general authorization of the administration. Transactions carried out by OMA shall be recorded in such manner as to allow the preparation of the Financial Statements of OMA according to the generally accepted accounting principles and to the applicable provisions to reflect the correct presentation of OMA’s assets and transactions.
Adequate Books and Records
All OMA’s books and records shall be accurate and complete. It is strictly forbidden to carry out false or misleading accounting entries, to omit the recording of any liability or to fail to disclose any bank account; as well as to acknowledge non-existing assets with any purpose. OMA shall sanction the officers and employees that carry out any of the aforementioned practices.
Justification of Payments
No officer may authorize disbursements with OMA’s funds, knowingly that they are to be used in part for a purpose other than the one described in the supporting documents of such payment.
Adequate Internal Control
The necessary administrative and accounting controls must be implemented to provide a reasonable guarantee that OMA complies with the requirements described above and that the Financial Statements or other reports are accurate and reliable, and also that they reflect in a full, timely and truthful manner the required information or that which is material.

BUSINESS ETHICS AND CONDUCT CODE
Complete, Accurate and Timely Disclosure
OMA is a public entity and its shares are registered for their negotiation and trade among the public investors. For this reason, OMA is obliged to make disclosures to the general public. OMA is committed to fully comply with all the requirements that are applicable to their public disclosures. OMA has implemented disclosure controls and procedures to guarantee that its public disclosures are timely, comply with the applicable regulation and that are in every way complete, truthful, accurate and understandable. All the officers in charge of preparing the public disclosures of OMA or those who supply information as part of this process, are obliged to make sure that such disclosures and information are complete, accurate and that they meet OMA’s disclosure controls and procedures.
Discrimination and Harassment
OMA is committed to provide a work environment free of any form of discrimination derived from race, ethnic group, genre, beliefs, religion, age, disability or sexual preferences. It is the policy of OMA to provide equal opportunities to all employees in regard to their employment, salary level, training and development, promotions and other working conditions. The decisions on employment shall comply with all the applicable laws in labor matters.
OMA shall not tolerate harassment, including sexual harassment, in any form. This includes oral or physical behavior humiliating or threatening any employee, creating a hostile working environment, interfering irrationally with the individual performance of work or that in any other manner, may adversely affect their responsibilities in their individual work.
Safety and Hygiene
OMA endeavors to provide its employees with a healthy and safe working environment. All the officers are responsible of supporting the achievement of this goal by following the safety and hygiene rules. The employees must know the safety procedures applicable to their work places and they must observe them. OMA encourages the necessary measures to prevent its officers and employees from consuming drugs or harmful substances and the consumption of alcoholic beverages in excess.

BUSINESS ETHICS AND CONDUCT CODE
Environment
Our commitment with clients, shareholders, authorities, the community and employees is to prevent pollution, to continuously improve the environment and to comply with all the environmental laws in effect.
Bribery of Public Officers
The practices that are considered acceptable in the commercial environment of business, such as courtesies in restaurants or the provision of trips, valuable courtesies or gifts, may result in the violation of local, state, federal or foreign laws, when businesses are processed with government officials or employees. OMA’s officers should not make valuable gifts to the government officials and employees, if this may be interpreted as an attempt to seek to favor OMA. In the event of doubts as to the permitted interactions with government officials or employees, orientation is to be requested to OMA’s General Counsel’s office.
Commercial bribery or payoff of any kind seeking performance or failure to perform, is a violation to OMA’s policy and also illegal under the federal and state laws, as well as under the provisions of the OECD Convention and the U.S. Act to prevent bribery. Before making any payment or giving any valuable thing to any official of the domestic or foreign government, the officers must consult the General Counsel’s office, This includes the making of any payment through intermediaries, such as sales representatives, advisors or consultants. Any violation to the applicable anti-corruption laws may result in severe civil and criminal penalties, both for OMA and for the individuals involved. It is strictly forbidden to offer any form of bribery or commission or to induce any person.
Bribery of any kind to third party’s employees or agents is a violation to OMA’s policy and it is against the law. It is strictly forbidden to officers and employees to offer any form of bribery, commission or to induce any person.
Exemptions to the Business Ethics and Conduct Code
Any petition of release or exemption in any manner to this Code must be notified in advance to OMA’s General Counsel. Exemptions

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involving any of the executive officers or Members of the Board of Directors, may only be granted by the Board of Directors or the Audit Committee. All releases or exemptions granted to executive officers and directors shall be disclosed to the shareholders of OMA. All the personnel shall acknowledge that in general, OMA will not grant any exemptions and it shall only do so when fully justified.
Government Investigations
OMA shall fully cooperate with any governmental investigation. Any officer who may reasonably believe that an investigation or request from the government represents a risk or a threat of certain consideration, in connection with any of the transactions or practices of OMA, even if this consideration goes beyond the scope of their responsibilities, he or she shall inform such situation to OMA’s General Counsel and shall provide evidence supporting such belief. The tax audits and environmental inspections shall be considered as routine governmental practice, hence not included hereunder.
OMA may not always protect its own interests and those of the officers, without resulting in a conflict of interests. In this case, the officer may need his or her own attorney. The fact that OMA pays the legal expenses of the officer shall depend on the legal restrictions or those of other nature, as well as on the facts and circumstances of the issue in question.
Audits, investigations, disciplinary action
OMA shall carry out, on a periodic basis, audits on the compliance of this Code. Denouncements of any potential misconduct shall be investigated by the appropriate personnel at a corporate level or at the level of the operational unit, with the prior notice to OMA’s General Counsel, and shall be reported to the Board of Directors or to the Audit Committee and the competent authorities. It is warned that any false accusations of any misconduct shall result in a disciplinary action. All officers are required to fully cooperate with any internal or external investigation. Officers shall also keep confidentiality of any investigation and related documents, unless they are specifically authorized by OMA’s General Counsel to disclose such information.
The appropriate disciplinary measures derived from the violation of this Code, may include admonition, restitution or even the termination of employment. Disciplinary actions may also include the

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transgressor’s immediate boss, to the extent OMA determines that the violation involved his or her participation or reflected his or her negligence.
Any individual that carries out any action of any kind in reprisal against the officer that submitted, with good faith, any doubt or concern as to the compliance of this Code, shall be subject to several sanctions, which may include the termination of employment with cause.
OMA’s policies in regard to preservation of documents strictly prohibit the destruction or alteration of incriminating documents in an attempt to hinder a pending investigation, a presumable investigation, an investigation proceeding or an investigation under study.
Where to obtain advice
Officers, who may have any questions on this Business Ethics and Conduct Code, shall first address to his or her immediate boss. The “open doors” policy of OMA provides the officers and employees the freedom of approaching any director with ethical questions and concerns, without fear of reprisals. All consultations submitted by officers and employees in good faith, shall be dealt with as soon as possible, professionally and without risk of sanction of any type.